FOURTH AMENDMENT TO DISTRIBUTION AGREEMENT

THIS FOURTH AMENDMENT is made as of December 31, 2019, by and between FMI Funds, Inc. (the “Funds”) and Rafferty Capital Markets, LLC, (“RCM”), a corporation organized and existing under the laws of the State of New York.

WHEREAS, the Funds and RCM heretofore entered into an agreement dated September 1, 2010 (“Agreement”) and amended September 1, 2012, December 1, 2013 and October 1, 2018.

WHEREAS, Section 13 of the Agreement provides that provisions of the Agreement may be amended with the written consent of the other party and with the approval of the Board of the Funds including a majority of the Independent Directors; and;

WHEREAS, the intent of this Third Amendment is to update list of funds in Schedule A.

NOW, THEREFORE, in consideration of the terms and conditions hereinafter set forth, all parties to the Amendment acknowledge, consent and agree to the following:

1.	Schedule A is amended.

2.	All parties agree to continue to be bound by the original terms and conditions of the Agreement. Further, all rights and obligations established in the Agreement shall remain unchanged.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers effective as of the date first written above.

FMI FUNDS, INC.            RAFFERTY CAPITAL MARKETS, LLC

BY: _/s/ John S. Brandser ____    BY:/s/ Thomas A. Mulrooney______
NAME: John S. Brandser_____    NAME: Thomas A. Mulrooney_____
TITLE: President___________    TITLE: President________________

SCHEDULE A
Amended 12-31-19

The following Funds are covered by the terms and conditions of the Distribution Agreement:

FUND                                SYMBOL

FMI Common Stock Fund                     FMIMX/FMIUX

FMI Large Cap Fund                         FMIHX/FMIQX

FMI International Fund                     FMIJX/FMIYX

FMI International Fund II – Currency Unhedged        FMIFX